Exhibit 10
The following summarizes the 2007 and 2008 executive compensation approved by the Compensation Committee of the Board of Directors of Jefferies Group, Inc. for the following executive officers:

Richard B. Handler
Chief Executive Officer
Salary:	$1 million per year
Bonus Range:	$0 – $11 million per year
Long-term Equity Incentive:	540,091 restricted stock units as the long-term equity grant for each of 2007 and 2008 (valued at $13 million for each year) were granted on August 25, 2006 representing part of the executive’s 2007 and 2008 compensation. The aggregate 1,080,182 restricted stock units are subject to 2007 performance criteria and vest 20% on the date that the Compensation Committee certifies that the 2007 performance criteria has been met and 20% on each second through fifth anniversary of the date of grant.

Brian P. Friedman
Chairman, Executive Committee
Salary:	$500,000 per year
Bonus Range:	$0 – $5,500,000 per year
Long-term Equity Incentive:	270,045.5 restricted stock units as the long-term equity grant for each of 2007 and 2008 (valued at $6.5 million for each year) were granted on August 25, 2006 representing part of the executive’s 2007 and 2008 compensation. The aggregate 540,091 restricted stock units are subject to 2007 performance criteria and vest 20% on the date that the Compensation Committee certifies that the 2007 performance criteria has been met and 20% on each second through fifth anniversary of the date of grant.
The restricted stock unit agreements for Messrs. Handler and Friedman will contain a provision that provides that the restricted stock units will vest if the executive’s employment is terminated by reason of the executive’s death or disability. The restricted stock unit agreements will also contain a provision that provides that the restricted stock units will continue to vest if the

Company terminates the executive’s employment without Cause (as defined in the restricted stock unit agreement) or if the executive is Retirement Eligible (with the executive’s age plus years of service equal to at least 62, provided that the executive has been employed by the Company for a minimum of seven and a half years, and provided further that the executive cannot become Retirement Eligible as to the portion of the grant relating to 2007 compensation until January 31, 2008 and as to the portion of the grant relating to 2008 compensation until December 31, 2008) and upon retirement the executive thereafter does not compete with the Company.
The initial amounts of the 2007 and 2008 bonuses will be dependent on earnings per share, return on equity and pre-tax profit margin for the applicable year. These financial measures are to be calculated using consolidated after-tax earnings from continuing operations of Jefferies Group, Inc. All financial results will be adjusted to add back the negative effect of extraordinary transactions (e.g. mergers, acquisitions, divestitures or 9/11 type events), if any, occurring during the year. Formulas are expected to be approved by the Compensation Committee for the executives which will provide for no annual bonus if minimum threshold levels of performance are not achieved and maximum bonus if performance equals or exceeds the top performance threshold level. In all, six threshold levels of performance and corresponding bonus amounts are expected to be approved for each of the executive officers listed above by the Compensation Committee. Company performance falling between set threshold levels of performance are expected to result in an amount of bonus interpolated between such set threshold levels of performance.
The Compensation Committee reserved the right to take into consideration additional performance measures in determining whether to reduce calculated bonus awards. The Compensation Committee may choose to pay all or a portion of the bonus in cash, restricted stock or restricted stock units. The Compensation Committee does not have discretion to increase awards.